UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 OF RIO TINTO PLC (NO. 333-238553), RIO TINTO LIMITED (NO. 333-238553-01), RIO TINTO FINANCE (USA) INC. (NO. 333-238553-02), RIO TINTO FINANCE (USA) PLC (NO. 333-238553-03), AND RIO TINTO FINANCE (USA) LIMITED (NO. 333-238553-04) AND IN THE REGISTRATION STATEMENTS ON FORM S-8 OF RIO TINTO PLC (NOS. 333-184397 AND 333-224907), AND RIO TINTO LIMITED (NO. 333-224907-01) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

5.1 Opinion of Linklaters LLP, as to the validity of the debt securities and the guarantees being registered as to certain matters of English law

5.2 Opinion of Linklaters LLP, as to the validity of the debt securities and the guarantees being registered as to certain matters of New York law

5.3 Opinion of Allens, as to the validity of the debt securities and the guarantees being registered as to certain matters of Australian law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andy Hodges	By	/s/ Andy Hodges
Name	Andy Hodges	Name	Andy Hodges
Title	Company Secretary	Title	Company Secretary

Date	14 March 2025	Date	14 March 2025